UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	001-33796

FORM 12b-25

NOTIFICATION OF LATE FILING	CUSIP NUMBER

16934Q

(Check one):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR Form  ☐ N-CSR

For Period Ended:                                March 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chimera Investment Corporation

Full Name of Registrant

Former Name if Applicable

1211 Avenue of the Americas, Suite 2902

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 7, 2012, Chimera Investment Corporation (the “Company”, “our” or “we”) disclosed in a Current Report on Form 8-K (the “Item 4.02 Form 8-K”) that we were evaluating our accounting policy related to the application of generally accepted accounting principles (“GAAP”) to our non-Agency residential mortgage-backed securities portfolio.  We completed our evaluation and filed our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”) on March 8, 2013, which included a restatement of our consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008.

Subsequently, in our Form 10-Q for the period ending June 30, 2012 (“Second Quarter 2012 Form 10-Q”) we corrected amounts previously reported in total other-than-temporary impairment (“OTTI”) losses and the non-credit portion of loss recognized in other comprehensive income (loss) in the Consolidated Statements of Operations and comprehensive income as the previous presentation was reported on a cumulative basis.  The correction caused significant delays in the preparation and filing of our Second Quarter 2012 Form 10-Q.  We also experienced delays due to the transition by us from Deloitte & Touche LLP (“Deloitte”) to Ernst & Young LLP (“E&Y”), our independent registered public accounting firm since the fiscal year ended December 31, 2011.  The transition resulted in additional work that Deloitte needed to complete in order to consent to the reissuance of its opinion related to the consolidated financial position of the Company at December 31, 2011, and the consolidated results of its operations, its comprehensive (loss)/income, and its cash flows presented in our Form 10-K for the fiscal year ended December 31, 2012 filed on December 31, 2013.

In light of the reasons set forth above, we will not be able to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 within the extension period provided under Rule 12b-25.

As previously reported in an 8-K filed on April 16, 2014, we expect to file our Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”) no later than mid-June 2014 and will provide timing of the filing of our 10-Q for the quarter ended March 31, 2014 when we file our 2013 10-K.

The above statements and the anticipated timing of our SEC filings constitute forward-looking statements that are based on our current expectations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rob Colligan	(212)	696-0100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).☐ Yes☒ No

Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Form 12b-25 and the Company’s public documents to which it refers contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Forward-looking statements which are based on various assumptions (some of which are beyond the Company’s control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “would,” “will” or similar expressions, or variations on those terms or the negative of those terms.  The Company’s forward-looking statements are subject to numerous risks, uncertainties and other factors, including the impact of the transition to a new independent registered public accounting firm; the Company’s ability to timely complete the process necessary to file its quarterly and annual reports for the quarters and year subsequent to September 30, 2013; the Company’s expectations regarding materiality or significance; the effectiveness of the Company’s disclosure controls and procedures; the Company’s material weaknesses in our internal controls over financial reporting; additional information may arise from the preparation of the Company’s financial statements; and the Company’s internal controls over financial reporting, which may be inadequate or have weaknesses of which the Company is not currently aware or which have not been detected.  The Company does not undertake, and specifically disclaims all obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Chimera Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2014	By /s/ Rob Colligan
Rob Colligan
Chief Financial Officer